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                          February 1, 2024

       Manuel Alves-Aivado
       Chief Executive Officer
       Aileron Therapeutics Inc.
       738 Main Street #398
       Waltham, MA 02451

                                                        Re: Aileron
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 29,
2024
                                                            File No. 333-276746

       Dear Manuel Alves-Aivado:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Craig Hilts